Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY

VIA EDGAR TRANSMISSION

March 29, 2011

Ms. Christine Allen
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Tongli Pharmaceuticals (USA), Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Forms 10-Q for Quarterly Periods Ended September 30, 2010
and December 31, 2010
File No. 000-52954

Dear Ms. Allen:

Tongli Pharmaceuticals (USA), Inc. (the “Company,” “we”, or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 1, 2011, regarding the Company’s filings referred to above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

General

1.
Please provide us with a detailed analysis as to how your ownership structure complies with PRC laws governing the ownership by foreign entities of domestic Chinese companies with your business operations. We note your statement on page 17 stating that you did not and do not intend to request approval from the China Securities Regulatory Commission prior to listing your shares on the Over the Counter Bulletin Board.

On August 8, 2006, six government agencies of the People’s Republic of China (the “PRC”), namely, the Ministry of Commerce, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”), the State Administration of Foreign Exchange, the State Assets Supervision and Administration Commission, and the State Administration for Taxation, jointly issued the “Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors” (the “New M&A Rules”), which became effective on September 8, 2006.  The New M&A Rules purport, among other things, to require offshore “special purpose vehicles,” that are (1) formed for the purpose of overseas listing of the equity interests of Chinese companies via acquisition and (2) are controlled directly or indirectly by Chinese companies and/or Chinese individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges.

The Company believes that, to date, there remain substantial uncertainties regarding the interpretation, application and enforcement of the New M&A Rules, and CSRC has yet to promulgate any written guidance with regard to the application procedure to obtain CSRC approval for the overseas listing of a company structured similar to the Company.  As a result, the Company was unable to (and did not) apply for CSRC approval prior to the consummation of its reverse merger in July 2008.  However, we plan to apply for the approval when more specific and explicit interpretations are issued by the Chinese government.

Item 1. Business, page 1

2.
We note the discussion on page 5 of the patent purchase agreement with Tonghua Yisheng Pharmaceuticals Company Limited. It appears that this agreement may be material to the company. Please file a copy of this agreement, and any other material agreement, as an exhibit as required by Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we will file English translations of the New Drug Approval Assignment Agreement with Tonghua Yisheng Pharmaceuticals Company Limited (“Yisheng”), dated March 21, 2010, and the Patent Transfer Agreement with Harbin Lanhai Biochemical Company Limited (“Lanhai”), dated September 26, 2008 as exhibits to our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.  The Company acknowledges that there have been some unintentional errors in certain of the Company’s disclosures related to the agreement with Yisheng in our previous filings, which the Company will correct in its future filings.  In particular, the drug candidate which we purchased from Yisheng just completed a second phase clinical trial and has not been patented yet, so the reference to such drug candidate as “patented” is incorrect.  As such, we propose to change the name of the agreement with Yisheng to “New Drug Approval Assignment Agreement” and to modify our disclosures accordingly in order to accurately describe the nature of such agreement.  Please also see our response to Comment 3 below.

Intellectual Property, page 8

3.
Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents and patent rights, either developed internally or acquired from third parties, including which product groups they relate to and the expiration dates for each. See Item 101(h)(4)(vii) of Regulation S-K for guidance.

In responses to the Staff’s comments, we plan to include the disclosure below under the heading “Intellectual Property” in the Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“We have one registered trademark for the Chinese character of “Tianmu” approved by the China Trademark Office covering drug capsule, medicinal capsule and active pharmaceutical ingredients.  This registered trademark relates to our drug products. The trademark registration will expire in August 2012 and we plan to renew the registration for another ten-year period.

We have one design patent registered in China that covers the method of applying blue polyethylene packaging to the bottles of our Calcium Gluconate Oral Solution.  This design patent relates to our healthcare products and will expire on May 10, 2015.

We purchased a patent related to a healthcare product named Lanhai Spirulina Calcium Tablet from Harbin Lanhai Biochemical Company Limited in September 2008.  This patent will expire in August 2027.

All of our employees are bound by our company policy of non-disclosure our proprietary information, although we have no written confidentiality agreements with individual employees.”

We plan to include the following disclosure under the heading “Our Products” with respect to the purchase of a new formula from Tonghua Yisheng Pharmaceuticals Company Limited:

“We entered into a New Drug Approval Assignment Agreement (“Assignment Agreement”) with Tonghua Yisheng Pharmaceuticals Company Limited (“Yisheng”) on March 21, 2010 under which we will be assigned rights to the new formula “Nafarelin” after Yisheng finishes all the necessary research, development and third stage clinic trial of “Nafarelin”.  Pursuant to the Assignment Agreement, Yisheng will continue the research, development and clinic trial process until the new formula is ready to be marketed.  Our ability to obtain the final SFDA approval and to commercialize “Nafarelin” requires additional assistance and cooperation from Yisheng.  The parties agreed that the total purchase price of RMB 33,000,000 (approximately USD 4.85 million) is payable in three installments. We paid the first installment of RMB 11,000,000 (approximately USD 1.6 million) to Yisheng in March 2010 upon execution of the Assignment Agreement.  Another RMB 11,000,000 (approximately USD 1.6 million) shall be paid upon conclusion of third clinical trial, and the balance shall be paid upon the conclusion of the transfer of the title of the patent. If final SFDA approval is obtained, we believe this new formula will help to expand our product offerings as well as market coverage in the future.”

Management’s Discussion and Analysis or Plan of Operation, page 24

Discussion of Operating Results, page 29

Revenues, cost of sales and gross profit, page 30

4.
You state in MD&A in your Form 10-K and all subsequent Form 10-Q’s that revenues increased as a result of “increased sales of Antihyperlipidemics, marketing efforts, increasing brand recognition, effective price strategy and distribution in unaddressed markets. Please provide us draft disclosure for future filings to address the following:

a.
Please disclose how “effective pricing strategy” is attributable to your revenue increase from one period to the next considering China’s price control over pharmaceutical drugs. Page 12 of your Form 10-K discusses the fact that the State Development and Reform Commission of the PRC (“SDRC”) is responsible for retail price control over certain pharmaceutical products and sets price ceilings. Please clarify which products are subject to price controls and those that are under a protection period, including the length of the protection period;

In response to the Staff’s comment, we plan to include disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“Only two of the ten products which we are current producing (Metformin Hydrochloride Tablets and Clindamycin Hydrochloride Capsules) are subject to price controls by Chinese government.  These products have been included in China’s Essential Drug List (“EDL”) since July 21, 2010. The prices for all the products in EDL are regulated by the Chinese government.  The protection periods for both products have expired.  These two products were not the major source of our revenue increase in the fiscal year ended March 31, 2010 or the fiscal quarters ended September 30, or December 2010.   We managed to adjust the prices of the other products that are not subject pricing control in response to different market conditions and the prices of competitive drugs in the above fiscal periods.  We believe such effective price adjustment will continue contributing to our sales and revenue increase.”

b.
Disclose the “previously unaddressed market” that contributed to your increased revenue from one period to the next. Since this was a factor that contributed to fiscal year 2010 increases as well as fiscal 2011 quarterly increases, please clarify which markets in each period contributed to the increase in sales;

In response to the Staff’s comment, we plan to include the disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“Beginning in April 2009, we started to market our healthcare products (such as Antihyperlipidemics Calcium Gluconate Oral Liquid and Anti-bacterial Mouthwash) for the first time in Xinjiang Province, China, which contributed to the revenue increase for fiscal year ended March 31, 2010.   Beginning in April 2010, we started to market such healthcare products for the first time in Beijing, China, which contributed to the revenue increase for fiscal quarters ended June 30, 2010, September 30, 2010 and December 31, 2010.”

c.	Quantitatively discuss each of the factors that contributed to your 15% increase in the twelve months ended March 31, 2010 and the 68% increase in the nine months ending December 31, 2011.

In response to the Staff’s comment, we plan to include the disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“Revenues increased 15.44% to approximately $8.59 million for the fiscal year ended March 31, 2010 from approximately $7.44 million for the fiscal year ended March 31, 2009.  The $1.15 million increase was primarily attributable to an increase in sales of our Antihyperlipidemics product of $1.4 million and an increase in sales of Yan Li Xiao Capsule of $2.33 million, which sales were offset by a decrease in sales of Anti-bacterial Mouthwash of $2.7 million due to a decrease in market demand.  We had the exclusive rights to use Yan Li Xiao Capsule’s trademark, and to manufacture and sell this product nationwide until July 2010 when the relationship with the licensor was terminated by mutual agreement.

Our revenues increased 68.02% to approximately $9.78 million for the nine months ended December 31, 2010 from approximately $5.82 million for the nine months ended December 31, 2009.  The $3.96 million increase was primarily attributable to the increase in sales of our major products, including $0.84 million increase in sales of Antihyperlipidemics, $0.97 million increase in sales of Calcium Gluconate Oral Liquid, $0.56 million increase in sales of Anti-bacterial Mouthwash, and revenue from a new product, Panax and Radix Polygoni Capsule, which generated revenue of $1.5 million, representing approximately 15.32% of our revenue for the nine months ended December 31, 2010.”

Operating Expenses, page 30

Liquidity and Capital Resources, page 32

5.
You disclose that you finance operations through cash from operations, short term bank loans as well as loans from management. Please provide draft disclosure for future filings to discuss any bank loans you have available to you and how these loans, if applicable, have helped finance operations. Regarding your related party loans, please disclose the terms of these loans, including maturity dates and interest rates as well as how much you have available to you. You disclose that you expect capital expenditures to be $3.0 million in 2011. Please disclose how you plan to fund operations, capital expenditures, advances required to suppliers and the remaining payment for the patent purchase agreement.

In response to the Staff’s comment, we plan to include the disclosure similar to the following in the Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

“Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We have historically financed our operation and capital expenditures through cash from operations as well as loans from the members of our management group and an entity owned by our Chairman. As of the date of this report, we do not have any outstanding bank loans, though we believe we have access to short-term bank loans with local banks in China.

We obtained an unsecured loan in the amount of RMB 2,070,947.10 (approximately $303,000) from Harbin Tianmu Real Estate Development Co., Ltd., an entity owned by our Chairman, Mr. Mingli Yao, in 2009.  The loan had a term of five-year and is due on December 30, 2014.  The loan bears an interest rate of 7% per annum.  The outstanding amount including the interests as of December 31, 2010 was $336,210.

We obtained an unsecured loan in the amount of RMB 3,900,000 (approximately $571,000) from our Chairman, Mr. Mingli Yao, in January 2011.  The loan had a term of two years and is due on January 09, 2013. The loan bears an interest rate of 7% per annum.

We obtained an unsecured interest free loan in the amount of $20,587 from US Hua Sky International Investment LLC, an entity owned by our Chairman, Mr. Mingli Yao, in March 2009.  The loan had a term of five years and is due March 31, 2014. The outstanding amount including the interests as of December 31, 2010 was $20,587.

We plan to fund operations and capital expenditures including without limitation the payments to Yisheng under the Assignment Agreement with cash from operations, as well as loans from major shareholders and management members and their affiliates.  We might also pursue sources additional financing in the form of debt, equity or convertible security offerings. There can be no assurance that we will be able to obtain such additional financing at acceptable terms to us, or at all. ”

Item 10. Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act, page 39

6.
Please provide draft disclosure to be included in your next Form 10-K discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve on the board of the company, as required by newly revised Item 401 (e)(1) of Regulation S-K. Please note that the present disclosure of each individual’s business experience alone is not sufficient to comply with this requirement.

In response to the Staff’s comments, we plan to include the following disclosure in the Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“Mingli Yao.  Mr. Yao has been the Chief Executive Officer and a director of our company since March 2008. Since 1999, Mr. Yao has been employed as Chairman of Tianmu Pharmaceuticals, our PRC operating subsidiary, and he is the founder of Tianmu Pharmaceuticals. From 1998 to 1999, Mr. Yao was employed as a manager for a construction company owned by the People’s Government of Heilongjiang Province.  In 1983, Mr. Yao graduated with an Associate Degree in Electronic Engineering from the China Harbin College of Light Industry. Mr. Yao has over 20 years management experience in variety industries and has over 10 years experience in the medical and pharmaceuticals industry in China.  Mr. Yao is the husband of Ailing Zhao and the father of Yuan Yao.

Yuan Yao.  Ms. Yao has been a director of our company since March 2008. Since 2005, Ms. Yao has been appointed as General Manager in charge of business operations of Tianmu Pharmaceuticals.  In 2005, Ms. Yao graduated with a Bachelor of Arts Degree with a concentration in Law from the China University of Political Science and Law.  Ms. Yao is the daughter of Mingli Yao and Ailing Zhao.  Ms. Yao has in-depth knowledge of our business accrued in the years of serving as a General Manager of Tianmu Pharmaceutical.

Ailing Zhao. Mr. Yao has been a director of our company since March 2008. Since 1999, Ms. Zhao has been employed as Deputy General Manager in charge of administration of Tianmu Pharmaceuticals. Ms. Zhao has over 30 years management and administration experience in variety industries including Pharmaceutical industry. In 1980 Ms. Zhao graduated with a Vocational Degree in Business from the Harbin Business Vocational School.  Ms. Zhao is the wife of Mingli Yao and the mother of Yuan Yao.

Hui Shao. On January 8, 2009, Mr. Shao was appointed as an independent director of our company. Mr. Shao has more than 15 years experience in the pharmaceuticals industry in China and the U.S. and has substantial experience serving U.S. listed Chinese public company.  He is currently a Senior Vice President of Finance of China Aoxing Pharmaceutical Company, Inc. (“China Aoxing”), a vertically integrated pharmaceutical company specializing in research, development, manufacturing and marketing of a broad range of narcotics and pain management pharmaceutical products in China. Dr. Shao joined China Aoxing in January 2007 after ten years working in various aspects of the pharmaceutical industry. From 2003 to 2006, Dr. Shao served as a buy-side healthcare analyst for investment firms, initially Mehta Partners LLC and then Kamunting Street Asset Management. From 1997 to 2003 Dr. Shao was employed as Principal Scientist by Roche Pharmaceuticals in Nutley, New Jersey. Dr. Shao was awarded a B.S. in Polymer Chemistry at the University of Science and Technology in China. He then earned a Ph.D. in Organic Chemistry at the University of California, San Diego, and an M.B.A. in Finance and Accounting from the Stern School of Business at New York University.”

Director Compensation, page 42

7.	Please file a copy of your written agreement with your non-employee director, Mr. Hui Shao, as an exhibit.

In response to the Staff’s comment, we will file a copy of the Independent Director Agreement dated September 1, 2008 and Supplement to the Independent Director Agreement dated April, 1, 2009 with Mr. Hui Shao as exhibits to our Annual Report on Form 10-K for fiscal year ended March 31, 2011.

Item 13. Certain Relationships and Related Party Transactions, page 44

8.
Please provide proposed disclosure to be included in your next Form l0-K which includes a more robust discussion of each of the below listed related party transactions, as mentioned on page 44 of the filing.  Your discussion should identify the related party by name, discuss the obligations and rights of each party and include a summary of the duration and termination provisions of the agreement.

•	Lease agreement under the name of the chairman for the company’s New York office space;

•	Loan agreement with Harbin Tianmu Real Estate Development Co., Ltd.;

•	Loan agreement with the chairman of the company; and

•	Loan agreement with US Hua Sky International Investment LLC.

Also, please file copies of each of the above listed agreements as exhibits.

In response to the Staff’s comment, we plan to include the disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011. We will file copies of the above listed agreements as exhibits to our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

“The one-year lease for our office space in Flushing, New York was entered into by Mrs. Ailing Zhao with the landlord for the benefit of the Company on October 20, 2009. Monthly rent under that lease was $1,950 and a deposit of $3,900 was paid upon execution of the lease. The lease expired on October 31, 2010.

We obtained an unsecured loan in the amount of RMB 2,070,947.10 (approximately $303,000) from Harbin Tianmu Real Estate Development Co., Ltd., an entity owned by our Chairman, Mr.Mingli in 2009.  The loan had a term of five-year and is due on December 30, 2014.  The loan bears an interest rate of 7% per annum.  The outstanding amount including the interests as of December 31, 2010 was $336,210.

We obtained an unsecured loan in the amount of RMB 3,900,000 (approximately $571,000) from our Chairman, Mr. Mingli Yao, in January 2011.  The loan had a term of two years and is due on January 09, 2013. The loan bears an interest rate of 7% per annum.

We obtained an unsecured interest free loan in the amount of $20,587 from US Hua Sky International Investment LLC, an entity owned by our Chairman, Mr. Mingli Yao, in March 2009.  The loan had a term of five years and is due March 31, 2014. The outstanding amount including the interests as of December 31, 2010 was $20,587. “

Notes to Consolidated Financial Statements, page F-7

Summary of Significant Accounting Policies, page F-7

Advances to Suppliers, page F-9

9.
Advances to suppliers balance increased 49% during fiscal year 2010 and continued to increase 45% during the nine months ending December 31, 2010. Provide us draft disclosure for future filings of the nature and terms of this arrangement, including the amount of advances and timing of advances required by the contracts. You state that the balances have increased “to maintain good relationships with suppliers.” Include in your draft disclosure the time between making the advance and taking delivery of the raw materials and if there have been instances where you have not taken delivery of the raw materials. Finally, disclose how you assess these advances for collectability and to date how much of the March 31, 2010 and December 31, 2010 balances have been realized upon the receipt of raw materials.

In response to the Staff’s comments, we plan to include the disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“The Company entered into three contracts during the period from January to March 2010 with three suppliers for one planting year ended in December 2010 to purchase various raw materials (i.e., herbs).  Pursuant to these contracts, the Company shall pay 30% of total purchase prices upon execution of the contacts, 10% to 30% of total purchase prices as maintain fees during the contract period when both parties deem it is necessary. The balance shall be paid when the raw materials are delivered. The aggregate purchase price under the three contracts was RMB 22,000,000 (approximately $3,200,000 as of February 2010). Total advances were RMB10,000,000 (approximately $1,465,713) and RMB14,000,000 (approximately $2,120,470) as of  March 31, 2010 and December 31, 2010, respectively. However, the quality of most of the raw materials delivered by the three suppliers did not meet our requirements and the Company only purchased raw materials with a total value of RMB518,260 (approximately $76,000 as of February 2011) from them. The Company has terminated these contracts and as of the date of this report, the balance of the advances which was RMB 13,480,340 (approximately $2,000,000 as of February 2011) has been paid back to the Company in cash.”

3. Inventory, page F-13

10.
We note that you enter into distributor agreements to provide an agreed upon amount of products at pre-agreed pricing, which represented 43.5% of sales for fiscal 2010. Please provide us draft disclosure for future filings that includes the nature of these agreements, specifically addressing any return rights of the distributor, payment terms, how you recognize revenue to the distributors (i.e. sell-through) and your inventory management process for these agreements. In this regard, we note that your inventory increased substantially from 2009 to 2010 and has continued to increase in each fiscal 2011 period. Please include in your draft disclosure the impact of the distributor agreements on your inventory balance for all periods presented, quantifying how much additional inventory, beyond the inventory amount you typically hold, was generated to satisfy your distributor agreements and the impact on inventory when distributors do not purchase the agreed upon amount. Also quantitatively disclose the amount of inventory set aside as of March 31, 2009 and 2010 to satisfy the distributor agreements.

In response to the Staff’s comment, we plan to include the disclosure similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“The Company had distribution contracts with various distributors during the fiscal year ended March 31, 2010 to sell its products in China.  The Company manufactures its products and ships the products to distributors based on the sales order from distributors each month.  Revenue is recognized at the time of the shipment.  No return is allowed, unless there is a quality problem.  During the year ended March 31, 2010, there were no returns from distributors or customers.  Distributors normally make payments upon receiving the products; however, in some cases, the Company may extend credit to certain creditable distributors for certain period until the next shipment.

The Company does not hold additional inventories to satisfy the distributor agreements, because the production is based on the monthly orders from the distributors. The $175,551 increase in inventory during the nine months ended December 31, 2010, was mainly because the Company received more orders from the distributors and the increase in inventory was in line with the increase in sales.”

Contract Deposit, page F -14

11.
Please provide us draft disclosure for future filings showing the significant contract terms for the patent transfer agreement with Harbin Lanhai Biochemical Company Limited and the patent purchase agreement with Tonghua Yisheng Pharmaceuticals Company Limited to include but not be limited to the following:

-	the length of the contract,

-	the conditions by which your payments are refundable, if any,

-	when the remaining two installment payments are due for the patent purchase agreement,

-	any penalties for breach of contract by either or both parties, if any,

-	what additional assistance is needed from the seller,

-	what happens if you do not receive the additional assistance from the seller,

-	the approximate interim period and year that you expect to receive government approval, and

-	what happens if you do not obtain government approvals.

In response to the Staff’s comment, we plan to include the disclosure similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“Contract deposits represent payments the Company made pursuant to certain contracts by which the Company purchases new drug candidates.

In September, 2008, the Company purchased a patent related to a healthcare product named Lanhai Spirulina Calcium Tablet from Harbin Lanhai Biochemical Company Limited for a total purchase price of RMB 7,030,000 (approximately $1.03 million). The Company’s ability to ultimately commercialize this product requires, among other things, additional assistance from the licensor and obtaining government approvals, and future payments under the license are due based upon whether the clinical test results for this drug candidate meet requirements specified in the agreement.  Due to the recent strict regulation on the examination and approval procedure for new drug candidates by the China State Food & Drug Administration (“SFDA”), the Company continues to wait for governmental approvals for this formula to be used in production of Calcium supplements and is not sure when it will obtain such approval from the SFDA.  The licensor is obligated under this agreement to help the Company to get government approval and provide technical support for the production and the parties reached a mutual understanding that in case that the Company cannot get government approval before the end of the contract period, the deposit will be refunded.”

On March 21, 2010, the Company signed a New Drug Approval Agreement with a third party, Tonghua Yisheng Pharmaceuticals Company Limited, to purchase of a new drug candidate for an aggregate purchase price of RMB 33,000,000 (approximate to $4.85 million) which is payable in three installments. 33% of the total purchase price was paid upon execution of the contract in March 2010. Another 33% shall be paid upon conclusion of third clinical trial, and the balance shall be paid upon conclusion of the transfer.  The Company’s ability to obtain the final SFDA approval and to commercialize this new product requires additional assistance and cooperation from Yisheng which will continue the research, development and clinic trial process until the new formula is ready to be marketed.  Yisheng will compensate all the losses incurred by the Company if the purchase is not concluded due to reasons attributable to Yisheng and vice versa.

The first installment under the New Drug Approval Agreement was accounted as a deposit and the remaining two installment payments will be also accounted as deposits until the Company obtains the title of the patent.  The Company’s ability to conclude this purchase and ultimately commercialize this product requires additional assistance from the seller and obtaining government approvals.”

12.
You discuss on page F -17 of the notes to consolidated financial statements that you entered into a patent purchase agreement for a total contract price of $4.85 million to be paid in three installments. Please tell us how you have accounted for the two installment payments that remain outstanding as it appears you have only recorded the initial payment of $1.6 million as a contract deposit. Additionally, provide us draft disclosure for future filings of the affects of this agreement on your current and future operations, specifically addressing how you plan to fund the remaining payments.

The Staff is advised that the first installment was accounted as a deposit and the remaining two installment payments when they are due and payable will be accounted as deposits until the Company obtained the title of the patent.

In response to the Staff’s comment, we plan to include the disclosure substantially similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“On March 21, 2010, the Company signed a New Drug Approval Assignment Agreement (“Assignment Agreement”) with a third party, Tonghua Yisheng Pharmaceuticals Company Limited to purchase of a new drug candidate for an aggregate purchase price of RMB 33,000,000 (approximate to $4.85 million) which is payable in three installments. We paid the first installment of RMB 11,000,000 (approximately USD 1.6 million) to Yisheng in March 2010 upon execution of the Assignment Agreement.  Another RMB 11,000,000 (approximately USD 1.6 million) shall be paid upon conclusion of third clinical trial, and the balance shall be paid upon conclusion of the transfer. The Company’s ability to obtain the final SFDA approval and to commercialize this new product requires additional assistance and cooperation from Yisheng which will continue the research, development and clinic trial process until the new formula is ready to be marketed.  Yisheng will compensate all the losses incurred by the Company if the purchase is not concluded due to reasons attributable to Yisheng and vice versa.

The first installment was accounted as a deposit and the remaining two installment payments when they are due and payable will be accounted as deposits until the Company obtained the title of the patent.

We plan to fund payments to Yisheng under the Assignment Agreement with cash from operations, as well as loans from major shareholders and management members and their affiliates.  We might also pursue sources additional financing in the form of debt, equity or convertible security offerings. There can be no assurance that we will be able to obtain such additional financing at acceptable terms to us, or at all. We believe this new drug candidate which falls into the category of State Category-II New Drug has a significant market potential. If we are able to finish the third phase clinical trial and get approval from the Chinese government, we expect this new drug will broaden our product portfolio and bring in substantial revenue.”

10. Taxes, page F-16

13.
You disclose that you have not recorded a provision for U.S. federal income tax and that you have net operating losses from the U.S. with a 100% valuation allowance. Regarding your reconciliation from the U.S. federal statutory tax rate to the effective tax rate as of March 31, 2010, please explain to us how your U.S. net operating losses valuation allowance caused your effective tax rate to be 46.8%.

The Company’s Chinese subsidiaries are governed by Income Tax Law of the PRC concerning private-run enterprises and are generally subject to taxes at a statutory rate of 25% on income reported in the statutory financial statements prepared in accordance with PRC GAAP after appropriate tax adjustments.  The following table shows the reconciliation and reason for the Company’s effective tax rate to be 46.8%.

Income tax on net book income on U.S. Statutory rate	35%
Effect of tax rate difference between China and U.S. on net income from China	(18.5%	)
Effect of expenses not deductable for tax purposes in China	0.5%
Effect of changing in valuation allowance in U.S. operating loss	29.8%
Effective tax rate	46.8%

14.	Regarding your reconciliation from the U.S. federal statutory tax rate to the effective tax rate as of March 31, 2009, please explain the following:

-	the nature of and how you obtained your net operating losses from China causing a 20.2% decrease in your tax rate, considering you have had net income over the past several years,

-	what happened to or how you used your net operating losses from China, and

-	how your U.S. net operating losses valuation allowance caused your effective tax rate to increase by 6.7%.

The Company’s Chinese subsidiaries are governed by the Income Tax Law of the PRC concerning private-run enterprises, which are generally subject to taxes at a statutory rate of 25% on income reported in the statutory financial statements prepared in accordance with PRC GAAP after appropriate tax adjustments. The Company had net operating losses from the year of 2003 to 2006 which can be carried forward for five years for Chinese tax purpose. The Company started to have net income from the year of 2007 and was able to use operating loss carryforward since 2007. During the year ended March 31, 2009, the Company used the last portion of operating loss carryforward in China. As of March 31, 2009, there was no operating loss carry forward available for income tax purpose in China. The reconciliation to effective tax rate is as following:

Income tax on net book income on U.S. Statutory rate	35%
Effect of tax rate difference between China and U.S. on net income from China	(13%	)
Effect of net operating loss carryforward in China	(21%	)
Effect of changing in valuation allowance in U.S. operating loss	11%
Effective tax rate	12%

15.
We note you have had net income over the past several years. In light of this fact, please provide us draft disclosure as to how you obtained your U.S. net operating losses for all years presented. Additionally, please explain to us how your net operating losses increased from March 31, 2009 to March 31, 2010 considering you had net income for this period.

In response to the Staff’s comment, we plan to include the disclosure similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“The consolidated financial statements include the financial statements of Tongli Pharmaceuticals (USA), Inc. (“Tongli”), American Tony Pharmaceuticals Inc., Heilongjiang Tongli Technology Co., Ltd. and Harbin Tiammu Pharmaceuticals Co., Ltd (“Tianmu”).  Tongli is a holding company without substantial operations and it conducts its business through its subsidiaries in China. All of our revenues were generated by Harbin Tianmu Pharmaceutical Co. in China. Tongli has been incurring net losses since its inception. The increase in net operating losses from March 31, 2009 to March 31, 2010 represented losses incurred by Tongli during the fiscal year ended March 31, 2010.”

16.	Please provide us draft disclosure for future filings of all disclosures required by ASC 740-10-50 Income Taxes, to include but not limited to your;

-	deferred tax liabilities as you have disclosed your “net deferred tax assets”,

-	the expiration dates for your net operating losses and tax credit carryforwards,

-
the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets (before allocation of valuation allowances),

-	significant components of income tax expense attributable to continuing operations for each year presented, and

-	unrecognized tax benefit related disclosures.

In response to the Staff’s comment, we plan to include the disclosure similar to the following in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“The Company’s Chinese subsidiaries are governed by Income Tax Law of the PRC concerning private-run enterprises, which are generally subject to taxes at a statutory rate of 25% on income reported in the statutory financial statements prepared in accordance with PRC GAAP after appropriate tax adjustments.

The comparison of income tax expense at the U.S. statutory rate of 35% in 2010 and 2009, to the Company’s effective tax rate is as follows:

	The year ended March 31,
	2010	2009

U.S. Statutory rate	$639,907	$755,858
Tax rate difference between China and U.S.	(338,783)	(281,695)
Net loss carryforward used in China	-	(449,584)
Expenses not deductable for tax purpose in China	8,374	-
Change in Valuation Allowance	545,991	230,177
Effective tax	$855,489	$254,757

The provisions for income taxes are summarized as follows:

	The year ended March 31,
	2010	2009
Current	$855,489	$254,757
Deferred - United States	545,830	230,070
Deferred - China	161	107
Change in valuation allowance	(545,991)	(230,177)
Total	$855,489	$254,757

The tax effects of temporary differences that give rise to the Company’s net deferred tax asset as of March 31, 2010 and March 31, 2009 are as follows:

	March 31,	March 31,
	2010	2009
Net operating loss carryforward - China	$268	$107
Net operating loss carryforward - United States	773,305	227,475
	773,573	227,582
Less valuation allowance	(773,573)	(227,582)
Deferred tax assets	$-	$-

As of March 31, 2010, the Company had approximately $2,209,000 and zero amount of net operating loss carryforwards for income tax purposes in the United States and China, respectively, which will expire between 2023 to 2025.”

Signatures

17.
It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K. If Li Li, your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacities and that you will include such title in the signature section of your next Form 10-K. Alternatively, if Li Li was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign the filing. See Instruction D.2(a) of Form 10-K for further information.

The Company confirms that Li Li signed the Form 10-K in the capacity of principal accounting officer.

Form 1O-Q for the Quarter Ended September 30, 2010

Discussion of Operating Results for the Three Months Ended September 30, 2010 and 2009

Revenue. cost of sales and gross profit, page 11

18.
You disclose that you no longer sell Yan Li Xiao Capsules as a result of your agreement with Harbin Sanmu Pharma being terminated in 2nd quarter. We note sales of this product represented 20.3% of sales during the six months ending September 30, 2010 and 27.15% of total sales for the year ended March 31, 2010. Please provide us draft disclosure for future filings addressing why your revenue increased over 85% for the six months ending September 30, 2010 considering the termination of this contract. Additionally disclose how you anticipate this termination and loss of a product line impacting operations and cash flow for future periods and how you plan to compensate for the loss in sales.

In response to the Staff’s comment, we plan to include the disclosure substantially similar to the following in our future filings:

“Revenues increased 85% to approximately $5.38 million for the six months ended September 30, 2010 from approximately $2.89 million for the nine months ended September 30, 2009.  The $2.49 million increase was primarily attributable to the increase in sales of our major products, including 0.44 million increase in sales of Antihyperlipidemics, $0.59 million increase in sales of Calcium Gluconate Oral Liquid, 0.21 million increase in sales of Anti-bacterial Mouthwash, and our recently purchased new product Yan Li Xiao Capsule, which generated a revenue of $1.09 million.

In July 2010, due to a disagreement with Sanmu, we terminated the contract with Sanmu and suspended the sales of Yan Li Xiao Capsule. Accordingly, no sales revenue from Yan Li Xiao Capsule was reported since July 2010. We do not expect this termination will effect our future operation and cash flow significantly. During the three months ended December 31, 2010, we started to manufacture and sell anther new product, Panax and Radix Polygoni Capsule, which had generated a revenue of 1.5 million. We believe that this new product has significant market potential and will continue to generate revenues in the foreseeable future. We expect to continue to purchase or license drugs or drug candidates which we believe have great market potentials from third parties to expand our product offerings.”

Form 10-Q for the Quarter Ended December 31, 2010

4. Deposit for Land Use Right

19.
You disclose that you entered into a land use right agreement for a total contract price of $3.0 million to be paid in two installments. Please tell us how you have accounted for the installment payment that remains outstanding as it appears you have only recorded the initial payment of $1.8 million as a deposit. Additionally, provide us draft disclosure for future filings of the affects of this agreement on your current and future operations, specifically addressing how you plan to fund the remaining payments.

In response to the Staff’s comment, we plan to include the disclosure substantial similar to the following in our future filings:

“On December 20, 2010, the Company entered into a contract with a third party to acquire rights to use a land for twenty years (from December 20, 2010 to December 30, 2030) for RMB 20 million (approximately $3 million). RMB 12 million (equivalent to $1,817,541) was paid upon execution of the contract in December 2010. The balance shall be paid within 20 days after the conclusion of the transfer. The first installment payment was treated as deposit since the Company is in the process of receiving a transfer of the land use right. The installment payment that remains outstanding will be treated as deposit until the Company obtains the title of land use right. Total contract price will be amortized over contract period after the company obtains the title of the land use right.

Right now we purchase our raw material from third party suppliers, and we plan to use this parcel of land to plant raw material for our products which are mainly herbs. We expect that will decrease the cost of sales and increase our net profit.

We plan to fund the remaining payments with cash from operations, as well as loans from major shareholders and management members and their affiliates.  We might also pursue sources additional financing in the form of debt, equity or convertible security offerings. There can be no assurance that we will be able to obtain such additional financing at acceptable terms to us, or at all.”

In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Sincerely,

/s/ Mingli Yao

Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.

cc:	Paritz & Company P.A.
Ellenoff Grossman & Schole LLP